

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 20, 2012

Via E-mail
Mr. Ashish R. Parikh
Chief Financial Officer
Hersha Hospitality Trust
44 Hersha Drive
Harrisburg, PA 17102

> **Re: Hersha Hospitality Trust**
> **Form 10-K for the fiscal year ended December 31, 2011**
> **Filed February 29, 2012**
> **File No. 1-14765**

Dear Mr. Parikh:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2011

General

1. We notice that you have used same store metrics within your press release. Please tell us whether management considers these metrics as key performance indicators. If management has determined that these measures are not key performance indicators, please tell us why not.

Financial Statements

Consolidated Statements of Operations, page 52

2. Please revise your presentation of your consolidated statements of operations to present stock based compensation based upon characterization of expense as opposed to the method of payment.

Consolidated Statements of Cash Flows, page 55

3. We note that you have significant hotel development costs. Please disclose your policy regarding your development costs, including the types of indirect costs associated with development and construction. Additionally, please disclose the amount of soft costs, such as interest and payroll expenditures, capitalized for all periods presented with a narrative discussion of significant fluctuations.

Note 3 – Investment in Unconsolidated Joint Ventures, page 66

4. Please tell us management's basis to remeasure your interest in Hiren Boston, LLC which resulted in a $2.8 million gain during 2011 as well as related to the approximately $2.2 million gain on remeasurement that you recorded in 2010. Within your response, please cite the authoritative literature management relied upon.

We urge all who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Branch Chief